Q77E

Pending Litigation

Beginning in late 2007, lawsuits were filed in state and federal courts in Tennessee, Alabama, Arkansas,
Indiana, Mississippi, Louisiana, New York and Texas relating to certain fixed income funds managed by
Brookfield Investment Management Inc., including RMK High Income Fund, Inc., RMK Strategic Income
Fund, Inc., RMK Advantage Income Fund, Inc., and RMK Multi-Sector High Income Fund, Inc. (the
"Closed-End Funds"). On September 23, 2008, many of the cases pending in federal court in the Western
District of Tennessee were consolidated into a single securities class action proceeding encaptioned In re
Regions Morgan Keegan Closed-End Fund Litigation (the "Class Action"). On January 4, 2013, the Court
preliminarily approved a settlement of the Class Action and preliminarily certified as a class all persons who purchased or otherwise acquired the publicly traded shares of the Closed-End Funds during the period from their respective initial offering dates through July 14, 2009. The settlement provided for the possibility that class members could elect to remove themselves from the class and pursue claims on an individual basis ("Opt-Out Actions"). On August 5, 2013, the Court entered an order approving the proposed settlement of the Class Action and award of attorney's fees and expenses. The settlement provided for a release of securities claims alleged against the Closed-End Funds and other defendants, in exchange for a payment of $62 million by the non-Fund defendants to the class plaintiffs. The settlement did not require any payment made by the Closed-End Funds in connection with the settlement of the
Class Action.

Approximately three individual actions filed prior to approval of the Class Action settlement remain pending: Stewart Goddard Family Living Trust U/A and Goddard Foundation v. Morgan Keegan and Co.,
Inc., et al. (the "Goddard Action"), Duncan v. Morgan Keegan & Co., Inc., et al. (the "Duncan Action"), and
Davies v. Morgan Asset Mgmt., Inc., et al. (the "Davies Action"). The Goddard Action names RMK
Advantage Income Fund, Inc. and RMK Strategic Income Fund, Inc. as defendants. The Duncan Action names RMK Advantage Income Fund, Inc., RMK High Income Fund, Inc., RMK Strategic Income Fund,
Inc., and RMK Multi-Sector High Income Fund, Inc. as defendants. The Davies Action names RMK
Advantage Income Fund, Inc., RMK High Income Fund, Inc., and RMK Strategic Income Fund, Inc. as
defendants. The Duncan Action has been dismissed with prejudice with respect to all defendants except for the claims of plaintiff Francis H. Kohn. The Davies Action seeks approximately $280,000 in damages, exclusive of interest, costs and attorneys' fees. The complaints in the Goddard Action and Duncan Action do not quantify the amount of damages sought. Two other actions, Burke v. Citigroup Global Markets,
Inc., and Francis et al. v. Morgan Keegan & Co Inc., et al., have been dismissed with prejudice.

Subsequent to the Class Action settlement, five purported Opt-Out Actions to date have been filed against the Closed-End Funds in the Western District of Tennessee: Warwick et al. v. RMK High Income
Fund, Inc., et al. (the "Warwick Action"), Small v. RMK High Income Fund, Inc., et al. (the "Small Action"),
Adkins et al. v. Regions Morgan Keegan Select High Income Fund, Inc., et al. (the "Adkins Action"),
Starnes et al. v. Regions Morgan Keegan Select High Income Fund, Inc., et al. (the "Starnes Action"), and
Stein et al. v. Regions Morgan Keegan Select High Income Fund, Inc., et al. (the "Stein Action"). The five
Opt-Out Actions generally allege that defendants misrepresented or failed to disclose material facts relating to portfolio composition, fair valuation, liquidity and risk in fund registration statements and other documents.

The Warwick Action, which is brought on behalf of two plaintiffs, claims damages in excess of $2.7 million. The Small Action, which is brought on behalf of one plaintiff, claims damages in excess of $1.6 million. The Adkins Action, Starnes Action and Stein Action are brought on behalf of approximately one-
hundred, five and three investors respectively, and seek among other forms of relief compensatory damages not quantified against all defendants, jointly and severally, in an amount to be proven at trial.
Defendants, including the Closed-End Funds, have moved to dismiss all five Opt-Out Actions on various grounds including with respect to certain plaintiffs in the Starnes Action and Adkins Action on the ground that a number of plaintiffs did not properly opt-out of the Class Action. In a parallel derivative action captioned In re Helios Closed-End Funds Derivative Litigation, on September 5, 2013, the Court entered an order approving a derivative settlement and award of attorney's fees and expenses.

The approved Stipulation of Settlement settled and provided for the dismissal of the derivatives claims filed on behalf of the Closed-End Funds in exchange for a settlement payment to the Closed-End Funds by Regions Financial Corp. and several Morgan Keegan affiliated entities, as defined in the Stipulation, in the amount of $6.0 million, less an attorneys' fee award in the amount of $1.8 million. The net amount of
$4.2 millions is included in the Statements of Operations.

No estimate of the effect, if any, of these pending lawsuits on the Funds can be made at this time.

Subsequent Events

Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios Multi-Sector High Income
Fund, Inc. and Helios Strategic Income Fund, Inc. (collectively, the "Funds") (NYSE: HAV, HIH, HMH and
HSA, respectively) previously disclosed that they each booked an accrual for potential liability related to the class action lawsuit filed against the Funds by Lehman Brothers Special Finance, Inc. (_LBSF_),
styled Lehman Brothers Special Financing, Inc. v. Bank of America National Ass'n, et al., Adv. Pro. No.
10-03537 (Bankr. S.D.N.Y.) (the "Class Litigation"). On April 30, 2014, HAV, HIH, HMH and HSA each booked an accrual that resulted in a reduction in net asset value per share of $0.17, $0.11, $0.14 and
$0.09, respectively. The Class Litigation is currently pending in the United States Bankruptcy Court for the
Southern District of New York, with LBSF seeking to recover funds that it alleges were inappropriately distributed to counter-parties upon the termination of credit swap agreements based on the Lehman
Brothers bankruptcy. The Class Litigation, as amended, names more than 270 defendants, including the issuers of certain asset-backed securities, the trustees for such securities, and certain of the investors in the securities, such as the Funds. The disputed payments for HAV, HIH, HMH and HSA, exclusive of any interest (including pre-judgment interest) and expenses were $2,009,959, $1,004,980, 2,009,959, and
$1,004,980, respectively.

As of May 19, 2014, the Funds agreed to a settlement and were dismissed by LBSF from the Class
Litigation. No adjustment was required to be made to the accrual as a result of the settlement.